Exhibit 4.4

JPMorgan Chase Bank, National Association

P.O. Box 161

60 Victoria Embankment

London EC4Y 0JP

England

August 17, 2006

To: Macrovision Corporation

2830 De La Cruz Blvd.

Santa Clara, CA 95050

Attention: Chief Financial Officer

Telephone No.:	(408) 562-8400
Facsimile No.:	(408) 567-1802

Re: Call Option Transaction

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between JPMorgan Chase Bank, National Association, London Branch (“JPMorgan”) and Macrovision Corporation (“Counterparty”) on the Trade Date specified below (the “Transaction”). This letter agreement constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below. This Confirmation shall replace any previous agreements and serve as the final documentation for this Transaction.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern. Certain defined terms used herein have the meanings assigned to them in the Offering Memorandum dated August 17, 2006 (the “Offering Memorandum”) relating to the USD 240,000,000 principal amount of 2.625% Convertible Senior Notes due August 15, 2011, (the “Convertible Notes” and each USD 1,000 principal amount of Convertible Notes, a “Convertible Note”) issued by Counterparty pursuant to an Indenture to be dated August 23, 2006 between Counterparty and The Bank of New York Trust Company, N.A., as trustee (the “Indenture”). In the event of any inconsistency between the terms defined in the Offering Memorandum, the Indenture and this Confirmation, this Confirmation shall govern.

Each party is hereby advised, and each such party acknowledges, that the other party has engaged in, or refrained from engaging in, substantial financial transactions and has taken other material actions in reliance upon the parties’ entry into the Transaction to which this Confirmation relates on the terms and conditions set forth below.

1. This Confirmation evidences a complete and binding agreement between JPMorgan and Counterparty as to the terms of the Transaction to which this Confirmation relates. This Confirmation shall supplement, form a part of, and be subject to an agreement in the form of the 2002 ISDA Master Agreement (the “Agreement”) as if JPMorgan and Counterparty had executed an agreement in such form (but without any Schedule except for the election of the laws of the State of New York as the governing law) on the Trade Date. In the event of any inconsistency between provisions of that Agreement and this Confirmation, this Confirmation will prevail for the purpose of the Transaction to which this Confirmation relates. The parties hereby agree that no Transaction other than the Transaction to which this Confirmation relates shall be governed by the Agreement.

JPMorgan Chase Bank, National Association

Organised under the laws of the United States as a National Banking Association.

Main Office 1111 Polaris Parkway, Columbus, Ohio 43271

Registered as a branch in England & Wales branch No. BR000746. Registered

Branch Office 125 London Wall, London EC2Y 5AJ

Authorised and regulated by the Financial Services Authority

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	August 17, 2006

Option Style:	“Modified American”, subject to the provisions set forth under “Exercise and Valuation” below

Option Type:	Call

Buyer:	Counterparty

Seller:	JPMorgan

Shares:	The common stock of Counterparty, par value USD 0.001 per Share (Exchange symbol “MVSN”)

Number of Options:	240,000. For the avoidance of doubt, the Number of Options shall be reduced by any Options exercised by Counterparty. In no event will the Number of Options be less than zero.

Option Entitlement:	As of any date, a number equal to 93.75% of the Conversion Rate as of such date (as defined in the Indenture, but without regard to any adjustments to the Conversion Rate pursuant to Section 6.04(h) or to Section 6.06 of the Indenture), for each Convertible Note.

Strike Price:	USD 28.2829

Premium:	USD 46,149,348

Premium Payment Date:	August 23, 2006

Exchange:	NASDAQ Global Select Market

Related Exchange(s):	All Exchanges

Procedures for Exercise:

Exercise Period(s):	Notwithstanding the Equity Definitions, the Exercise Period shall be, in respect of the Exercisable Options (as defined below), each period commencing on and including a Conversion Date (as defined in the Indenture) to and including the Exchange Business Day immediately preceding the first day of the related Cash Settlement Averaging Period; provided that in respect of Exercisable Options relating to Convertible Notes tendered for conversion on or following June 15, 2011, the final day of the Exercise Period shall be the second Scheduled Trading Day immediately preceding the Expiration Date.

Exercisable Options:	In respect of each Exercise Period, a number of Options equal to the number of Convertible Notes surrendered to Counterparty for conversion with respect to such Exercise Period but no greater than the Number of Options.

Expiration Time:	The Valuation Time

Expiration Date:	August 15, 2011, subject to earlier exercise.

Multiple Exercise:	Applicable, as described under Exercisable Options above.

Automatic Exercise:	Applicable; and means that in respect of an Exercise Period, a number of Options not previously exercised hereunder equal to the Exercisable Options shall be deemed to be exercised on the Expiration Date for such Exercisable Options; provided that such Options shall be deemed exercised only to the extent that Counterparty has provided a Notice of Exercise to JPMorgan.

Notice of Exercise:	Notwithstanding anything to the contrary in the Equity Definitions, in order to exercise any Exercisable Options, Counterparty must notify JPMorgan (in writing or orally) at least one Scheduled Trading Day prior to the first day of the Cash Settlement Averaging Period for the Exercisable Options being exercised of (i) the number of such Exercisable Options and (ii) the first day of the Cash Settlement Averaging Period and the Settlement Date; provided that in respect of Exercisable Options relating to Convertible Notes tendered for conversion on or following June 15, 2011, such notice may be given on or prior to the second Scheduled Trading Day immediately preceding the Expiration Date and need only specify the number of such Exercisable Options.

Valuation Time:	At the close of trading of the regular trading session on the Exchange; provided that if the principal trading session is extended, the Calculation Agent shall determine the Valuation Time in its reasonable discretion.

Market Disruption Event:	Section 6.3(a) of the Equity Definitions is hereby amended by (x) deleting the phrase “during the one hour period that ends at the relevant Valuation Time” in Section 6.3(a)(ii) and replacing it with the phrase “at any time prior to 1:00 p.m. on such Scheduled Trading Day of an aggregate one half hour period” and (y) deleting the phrase “or (iii) an Early Closure”.

Settlement Terms:

Settlement Method:	Net Share Settlement

Net Share Settlement:	JPMorgan will deliver to Counterparty, on the Settlement Date, a number of Shares equal to the Net Shares in respect of an Option exercise. In no event will the Net Shares be less than zero.

Net Shares:	In respect of any Option exercised or deemed exercised, for each Option, a number of Shares equal to (i) the Option Entitlement multiplied by (ii) the sum of the quotients, for each Valid Day during the Cash Settlement Averaging Period for such Option, of (A) the Relevant Price on such Valid Day less the Strike Price, divided by (B) such Relevant Price, divided by (iii) the number of Valid Days in the Cash Settlement Averaging Period; provided, however, that if the calculation contained in clause (A) above results in a negative number, such number shall be replaced with the number “zero”.

JPMorgan will deliver cash in lieu of any fractional Shares to be delivered with respect to any Net Shares to be delivered hereunder valued at the Relevant Price for the last Valid Day of the Cash Settlement Averaging Period.

Valid Day:	Any Scheduled Trading Day that is not a Disrupted Day.

Relevant Price:	In respect of any Option exercised or deemed exercised and for each of the 40 consecutive Valid Days during the Cash Settlement Averaging Period for such Option, the per Share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page MVSN.UQ <equity> AQR (or any successor thereto) in respect of the period from the scheduled opening time of the Exchange to the Scheduled Closing Time (New York City time) on such Valid Day (or if such volume-weighted average price is unavailable, the market value of one Share on such Valid Day, as determined by the Calculation Agent using a volume-weighted method).

Cash Settlement Averaging Period:	For any Exercisable Options relating to the conversion of Convertible Notes, (x) if the Counterparty has, on or prior to June 15, 2011, delivered a Notice of Exercise to JPMorgan with respect to a Conversion Date occurring on or prior to June 14, 2011, the forty (40) consecutive Valid Days commencing on and including the second Exchange Business Day following the relevant Conversion Date; or (y) if the Counterparty has not delivered a Notice of Exercise with respect to such Exercisable Options on or prior to June 15, 2011, the forty (40) consecutive Valid Days commencing on and including the forty-second (42nd) Scheduled Trading Day immediately prior to the Expiration Date.

Settlement Date:	For any Exercisable Options relating to the conversion of the Convertible Notes, the settlement date for Shares to be delivered under such Convertible Notes, under the terms of the Indenture.

Settlement Currency:	USD

Failure to Deliver:	Applicable

Other Applicable Provisions:	The provisions of Sections 9.1(c), 9.8, 9.9, 9.11 and 9.12 and 10.5 of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-Settled” shall be read as references to “Net Share Settled”. “Net Share Settled” in relation to any Option means that Net Share Settlement is applicable to that Option.

Representation and Agreement:	Notwithstanding Section 9.11 of the Equity Definitions, the parties acknowledge that any Shares delivered to Counterparty shall be, upon delivery, subject to restrictions and limitations arising from Counterparty’s status as issuer of the Shares under applicable securities laws.

3. Additional Terms applicable to the Transaction:

Adjustments applicable to the Transaction:

Method of Adjustment:	Calculation Agent Adjustment, and means that, notwithstanding Section 11.2(c) of the Equity Definitions, upon any adjustment to the Conversion Rate of the Convertible Notes pursuant to the Indenture (other than Section 6.04(h) and Section 6.06 of the Indenture), the Calculation Agent will make a corresponding adjustment to any one or more of the Strike Price, Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction.

Potential Adjustment Events:	Notwithstanding Section 11.2(e) of the Equity Definitions, a “Potential Adjustment Event” means an occurrence of any event or condition, as set forth in Section 6.04 of the Indenture that would result in an adjustment to the Conversion Rate of the Convertible Notes; provided that in no event shall there be any adjustment hereunder as a result of an adjustment to the Conversion Rate pursuant to Section 6.04(h) or Section 6.06 of the Indenture.

Extraordinary Events applicable to the Transaction:

Merger Events:	Notwithstanding Section 12.1(b) of the Equity Definitions, a “Merger Event” means the occurrence of any event or condition set forth in Section 6.07 of the Indenture.

Tender Offers:	Notwithstanding Section 12.1(d) of the Equity Definitions, a “Tender Offer” means the occurrence of any event or condition set forth in Section 6.07 of the Indenture.

Consequences of Merger Events/ Tender Offers:	Notwithstanding Section 12.2 and Section 12.3 of the Equity Definitions, upon the occurrence of a Merger Event or a Tender Offer, the Calculation Agent shall make a corresponding adjustment in respect of any adjustment under the Indenture to any one or more of the nature of the Shares, Strike Price, Number of Options, the Option Entitlement and any other variable relevant to the exercise, settlement or payment for the Transaction; provided however that such adjustment shall be made without regard to any adjustment to the Conversion Rate for the issuance of additional shares as set forth in Section 6.06 of the Indenture.

Nationalization or Delisting:	Cancellation and Payment (Calculation Agent Determination); provided that, in addition to the provisions of Section 12.6(a)(iii) of the Equity Definitions, it will also constitute a Delisting if the Exchange is located in the United States and the Shares are not immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors); if the Shares are immediately re-listed, re-traded or re-quoted on any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market or the NASDAQ Global Market (or their respective successors), such exchange or quotation system shall thereafter be deemed to be the Exchange.

Additional Disruption Events:	In addition to the applicable Additional Disruption Events listed below, if an event of default with respect to Counterparty shall occur under the terms of the Convertible Notes as set forth in Section 7.01 of the Indenture, then such event shall constitute an Additional Termination Event applicable to this Transaction and, with respect to such event (i) Counterparty shall be deemed to be the sole Affected Party and the Transaction shall be the sole Affected Transaction and (ii) JPMorgan shall be the party entitled to designate an Early Termination Date pursuant to Section 6(b) of the Agreement.

Change in Law:	Applicable

Failure to Deliver:	Applicable

Non-Reliance:	Applicable

Agreements and Acknowledgements Regarding Hedging Activities:	Applicable

Additional Acknowledgments:	Applicable

4. Calculation Agent:	JPMorgan

5. Account Details:

(a)	Account for payments to Counterparty:

JPM Chase Bank

ABA# 021-000-021

Acct: Macrovision Corporation

Acct No.:	DDA 304159522
FFC 14534-0

Account for delivery of Shares to Counterparty:

To be provided under separate cover by Counterparty.

(b)	Account for payments to JPMorgan:

JPMorgan Chase Bank, National Association, New York

ABA: 021 000 021

Favour: JPMorgan Chase Bank, National Association – London

A/C: 0010962009 CHASUS33

Account for delivery of Shares from JPMorgan:

DTC 0060

6. Offices:

The Office of Counterparty for the Transaction is: Inapplicable, Counterparty is not a Multibranch Party.

The Office of JPMorgan for the Transaction is: London

JPMorgan Chase Bank, National Association

London Branch

P.O. Box 161

60 Victoria Embankment

London EC4Y 0JP

England

7. Notices: For purposes of this Confirmation:

(a)	Address for notices or communications to Counterparty:

Macrovision Corporation

2830 De La Cruz Blvd.

Santa Clara, CA 95050

Attention: Chief Financial Officer

Telephone No.: (408) 562-8400

Facsimile No.:  (408) 567-1802

(b)	Address for notices or communications to JPMorgan:

JPMorgan Chase Bank, National Association

277 Park Avenue, 11th Floor

New York, NY 10172

Attention: Nathan Lulek

EDG Corporate Marketing

Telephone No.: (212) 622-2262

Facsimile No.:  (212) 622-8091

8. Representations and Warranties of Counterparty

The representations and warranties of Counterparty set forth in Section 3 of the Purchase Agreement (the “Purchase Agreement”) dated as of the Trade Date between Counterparty and J.P. Morgan Securities Inc., as representative of the several Initial Purchasers named therein, are true and correct and are hereby deemed to be repeated to JPMorgan as if set forth herein. Counterparty hereby further represents and warrants to JPMorgan that:

(a)	Counterparty has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of this Transaction; such execution, delivery and performance have been duly authorized by all necessary corporate action on Counterparty’s part; and this Confirmation has been duly and validly executed and delivered by Counterparty and constitutes its valid and binding obligation, enforceable against Counterparty in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution hereunder may be limited by federal or state securities laws or public policy relating thereto.

(b)	Neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Counterparty hereunder will conflict with or result in a breach of the certificate of incorporation or by-laws (or any equivalent documents) of Counterparty, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency applicable to Counterparty, or any material agreement or instrument to which Counterparty or any of its subsidiaries is a party or by which Counterparty or any of its subsidiaries is bound or to which Counterparty or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument, or breach or constitute a default under any agreements and contracts of Counterparty and the significant subsidiaries filed as exhibits to Counterparty’s Annual Report on Form 10-K for the year ended December 31, 2005, incorporated by reference in the Offering Memorandum.

(c)	No consent, approval, authorization, or order of, or filing with, any governmental agency or body or any court is required in connection with the execution, delivery or performance by Counterparty of this Confirmation, except such as have been obtained or made and such as may be required under the Securities Act of 1933, as amended (the “Securities Act”) or state securities laws.

(d)	It is an “eligible contract participant” (as such term is defined in Section 1a(12) of the Commodity Exchange Act, as amended (the “CEA”)) because one or more of the following is true:

Counterparty is a corporation, partnership, proprietorship, organization, trust or other entity and:

(A)	Counterparty has total assets in excess of USD 10,000,000;

(B)	the obligations of Counterparty hereunder are guaranteed, or otherwise supported by a letter of credit or keepwell, support or other agreement, by an entity of the type described in Section 1a(12)(A)(i) through (iv), 1a(12)(A)(v)(I), 1a(12)(A)(vii) or 1a(12)(C) of the CEA; or

(C)	Counterparty has a net worth in excess of USD 1,000,000 and has entered into this Agreement in connection with the conduct of Counterparty’s business or to manage the risk associated with an asset or liability owned or incurred or reasonably likely to be owned or incurred by Counterparty in the conduct of Counterparty’s business.

(e)	Each of it and its affiliates is not, on the date hereof, in possession of any material non-public information with respect to Counterparty.

9. Other Provisions:

(a)	Opinions. Counterparty shall deliver to JPMorgan an opinion of counsel, dated as of the Trade Date, with respect to the matters set forth in Sections 8(a) through (c) of this Confirmation.

(b)	[Reserved]

(c)

Repurchase Notices. Counterparty shall, on any day on which Counterparty effects any repurchase of Shares, promptly give JPMorgan a written notice of such repurchase (a “Repurchase Notice”) on such day if following such repurchase, the number of outstanding Shares as determined on such day is (i) less than 52,390,000 (in the case of the first such notice) or (ii) thereafter more than 1,000,000 less than the number of Shares included in the immediately preceding Repurchase Notice. Counterparty agrees to indemnify and hold harmless JPMorgan and its affiliates and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an “Indemnified Person”) from and against any and all losses (including losses relating to JPMorgan’s hedging activities as a consequence of becoming, or of the risk of becoming, a Section 16 “insider”, including without limitation, any forbearance from hedging activities or cessation of hedging activities and any losses in connection therewith with respect to this Transaction), claims, damages, judgments, liabilities and expenses (including reasonable attorney’s fees), joint or several, which an Indemnified Person may become subject to, as a result of Counterparty’s failure to provide JPMorgan with a Repurchase Notice on the day and in the manner specified in this paragraph, and to reimburse, within 30 days, upon written request, each of such Indemnified Persons for any reasonable legal or other expenses incurred in connection with investigating, preparing for, providing testimony or other evidence in connection with or defending any of the foregoing. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Indemnified Person as a result of Counterparty’s failure to provide JPMorgan with a Repurchase Notice in accordance with this paragraph, such Indemnified Person shall promptly notify Counterparty in writing, and Counterparty, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others Counterparty may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding. Counterparty shall not be liable for any settlement of any proceeding contemplated by this paragraph that is effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, Counterparty agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Counterparty shall not, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding contemplated by this paragraph that is in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding on terms reasonably satisfactory to such Indemnified Person. If the indemnification provided for in this paragraph is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then Counterparty hereunder, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities. The remedies provided for in this paragraph (c) are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Party at law or in equity. The indemnity and contribution agreements contained in this paragraph shall remain operative and in full force and effect regardless of the termination of this Transaction.

(d)	Regulation M. Counterparty is not on the date hereof engaged in a distribution, as such term is used in Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of any securities of Counterparty, other than (i) a distribution meeting the requirements of the exception set forth in Rules 101(b)(10) and 102(b)(7) of Regulation M and (ii) the distribution of the Convertible Notes. Counterparty shall not, until the second Scheduled Trading Day immediately following the Trade Date, engage in any such distribution.

(e)	No Manipulation. Counterparty is not entering into this Transaction to create actual or apparent trading activity in the Shares (or any security convertible into or exchangeable for the Shares) or to raise or depress or otherwise manipulate the price of the Shares (or any security convertible into or exchangeable for the Shares) or otherwise in violation of the Exchange Act.

(f)	Number of Repurchased Shares. Counterparty represents that it could have purchased Shares, in an amount equal to the product of the Number of Options and the Option Entitlement, on the Exchange or otherwise, in compliance with applicable law, its organizational documents and any orders, decrees, contractual agreements binding upon Counterparty, on the Trade Date.

(g)	Board Authorization. Each of this Transaction and the issuance of the Convertible Notes was approved by its board of directors and publicly announced, solely for the purposes stated in such board resolution and public disclosure and, prior to any exercise of Options hereunder, Counterparty’s board of directors will have duly authorized any repurchase of Shares pursuant to this Transaction. Counterparty further represents that there is no internal policy, whether written or oral, of Counterparty that would prohibit Counterparty from entering into any aspect of this Transaction, including, but not limited to, the purchases of Shares to be made pursuant hereto.

(h)

Early Unwind. In the event the sale of Convertible Notes is not consummated with the initial purchasers for any reason by the close of business in New York on August 23, 2006 (or such later date as agreed upon by the parties) (August 23, 2006 or such later date as agreed upon being the “Early Unwind Date”), this Transaction shall automatically terminate (the “Early Unwind”), on the Early Unwind Date and (i) the Transaction and all of the respective rights and obligations of JPMorgan and Counterparty under the Transaction shall be cancelled and terminated and (ii) each party shall be released and discharged by the other party from and agrees not to make any claim against the other party with respect to any obligations or liabilities of the other party arising out of and to be performed in connection with the Transaction either prior to or after the Early Unwind Date; provided that Counterparty shall purchase from JPMorgan on the Early Unwind Date all Shares purchased by JPMorgan or one of more of its affiliates and reimburse JPMorgan for any costs or expenses (including market losses) relating to the unwinding of its hedging activities in connection with the Transaction (including any loss or cost incurred as a result of its terminating, liquidating, obtaining or reestablishing any hedge or related trading position). The amount of any such reimbursement shall be determined by JPMorgan in its sole good faith discretion. JPMorgan shall notify Counterparty of such amount and Counterparty shall pay such amount in immediately available funds on the Early Unwind Date. JPMorgan and Counterparty represent and acknowledge to the other that, subject to the proviso included in this paragraph, upon an Early Unwind, all obligations with respect to the Transaction shall be deemed fully and finally discharged.

(i)	Transfer or Assignment. Counterparty may not transfer any of its rights or obligations under this Transaction without the prior written consent of JPMorgan. If, as determined in JPMorgan’s sole discretion, (i) its “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and rules promulgated thereunder) could be deemed to exceed 8% of Counterparty’s outstanding Shares or (ii) the quotient of (x) the product of (a) the Number of Options and (b) the Option Entitlement divided by (y) the number of Counterparty’s outstanding Shares (such quotient expressed as a percentage, the “Option Equity Percentage”) exceeds 15.9%, JPMorgan may, without Counterparty’s consent, transfer or assign all or any part of its rights or obligations under this Transaction to reduce such “beneficial ownership” to 7.5% or such Option Equity Percentage to 15% to any third party with a rating for its long term, unsecured and unsubordinated indebtedness of A- or better by Standard & Poor’s Ratings Service or its successor (“S&P”), or A3 or better by Moody’s Investors Service (“Moody’s”) or, if either S&P or Moody’s ceases to rate such debt, at least an equivalent rating or better by a substitute rating agency mutually agreed by Company and JPMorgan. If after JPMorgan’s commercially reasonable efforts, JPMorgan is unable to effect such a transfer or assignment on pricing terms reasonably acceptable to JPMorgan and within a time period reasonably acceptable to JPMorgan of a sufficient number of Options to reduce (i) JPMorgan’s “beneficial ownership” (within the meaning of Section 13 of the Exchange Act and rules promulgated thereunder) to 7.5% of Counterparty’s outstanding Shares or less or (ii) the Option Equity Percentage to 15% or less, JPMorgan may designate any Exchange Business Day as an Early Termination Date with respect to a portion (the “Terminated Portion”) of this Transaction, such that (i) its “beneficial ownership” following such partial termination will be equal to or less than 7.5% or (ii) the Option Equity Percentage following such partial termination will be equal to or less than 15%. In the event that JPMorgan so designates an Early Termination Date with respect to a portion of this Transaction, a payment shall be made pursuant to Section 6 of the Agreement as if (i) an Early Termination Date had been designated in respect of a Transaction having terms identical to this Transaction and a Number of Options equal to the Terminated Portion, (ii) Counterparty shall be the sole Affected Party with respect to such partial termination and (iii) such Transaction shall be the only Terminated Transaction (and, for the avoidance of doubt, the provisions of paragraph 9(m) shall apply to any amount that is payable by JPMorgan to Counterparty pursuant to this sentence). Notwithstanding any other provision in this Confirmation to the contrary requiring or allowing JPMorgan to purchase, sell, receive or deliver any Shares or other securities to or from Counterparty, JPMorgan may designate any of its affiliates to purchase, sell, receive or deliver such Shares or other securities and otherwise to perform JPMorgan’s obligations in respect of this Transaction and any such designee may assume such obligations. JPMorgan shall be discharged of its obligations to Counterparty to the extent of any such performance.

(j)	Staggered Settlement. If upon advice of counsel with respect to applicable legal and regulatory requirements, including any requirements relating to JPMorgan’s hedging activities hereunder, JPMorgan reasonably determines that it would not be practicable or advisable to deliver, or to acquire Shares to deliver, any or all of the Shares to be delivered by JPMorgan on the Settlement Date for the Transaction, JPMorgan may, by notice to Counterparty on or prior to any Settlement Date (a “Nominal Settlement Date”), elect to deliver the Shares on two or more dates (each, a “Staggered Settlement Date”) as follows:

(a)

in such notice, JPMorgan will specify to Counterparty the related Staggered Settlement Dates (the first of which will be such Nominal Settlement Date and the last of which will be no later than the twentieth (20th) Exchange Business Day following such Nominal Settlement Date) and the number of Shares that it will deliver on each Staggered Settlement Date on a payment versus delivery basis;

(b)	the aggregate number of Shares that JPMorgan will deliver to Counterparty hereunder on all such Staggered Settlement Dates will equal the number of Shares that JPMorgan would otherwise be required to deliver on such Nominal Settlement Date; and

(c)	if the Net Share Settlement terms set forth above were to apply on the Nominal Settlement Date, then the Net Share Settlement terms will apply on each Staggered Settlement Date, except that the Net Shares will be allocated among such Staggered Settlement Dates as specified by JPMorgan in the notice referred to in clause (a) above.

(k)	Role of Agent. Each party agrees and acknowledges that (i) J.P. Morgan Securities Inc., an affiliate of JPMorgan (“JPMSI”), has acted solely as agent and not as principal with respect to this Transaction and (ii) JPMSI has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of this Transaction (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party’s obligations under this Transaction.

(l)	Setoff. In addition to and without limiting any rights of set-off that a party hereto may have as a matter of law, pursuant to contract or otherwise, upon the occurrence of an Early Termination Date, JPMorgan (and only JPMorgan) shall have the right to set off any obligation that it may have to Counterparty under this Confirmation, including without limitation any obligation to make any payment of cash or delivery of Shares to Counterparty, against any obligation Counterparty may have to JPMorgan under any other agreement between JPMorgan and Counterparty relating to Shares (each such contract or agreement, a “Separate Agreement”), including without limitation any obligation to make a payment of cash or a delivery of Shares or any other property or securities. For this purpose, JPMorgan shall be entitled to convert any obligation (or the relevant portion of such obligation) denominated in one currency into another currency at the rate of exchange at which it would be able to purchase the relevant amount of such currency, and to convert any obligation to deliver any non-cash property into an obligation to deliver cash in an amount calculated by reference to the market value of such property as of the Early Termination Date, as determined by the Calculation Agent in its sole discretion; provided that in the case of a set-off of any obligation to release or deliver assets against any right to receive fungible assets, such obligation and right shall be set off in kind and; provided further that in determining the value of any obligation to deliver Shares, the value at any time of such obligation shall be determined by reference to the market value of the Shares at such time, as determined in good faith by the Calculation Agent. If an obligation is unascertained at the time of any such set-off, the Calculation Agent may in good faith estimate the amount or value of such obligation, in which case set-off will be effected in respect of that estimate, and the relevant party shall account to the other party at the time such obligation or right is ascertained.

(m)

Alternative Calculations and Payment on Early Termination and on Certain Extraordinary Events. If in respect of this Transaction, an amount is payable by JPMorgan to Counterparty (i) pursuant to Section 12.7 or Section 12.9 of the Equity Definitions or (ii) pursuant to Section 6(d)(ii) of the Agreement (a “Payment Obligation”), Counterparty may request JPMorgan to satisfy any such Payment Obligation by the Share Termination Alternative (as defined below) (except that Counterparty shall not make such an election in the event of a Nationalization, Insolvency, a Merger Event or Tender Offer, in each case, in which the consideration to be paid to holders of Shares consists solely of cash, or an Event of Default in which

Counterparty is the Defaulting Party or a Termination Event in which Counterparty is the Affected Party, other than an Event of Default of the type described in Section 5(a)(iii), (v), (vi), (vii) or (viii) of the Agreement or a Termination Event of the type described in Section 5(b)(i), (ii), (iii), (iv), (v) or (vi) of the Agreement in each case that resulted from an event or events outside Counterparty’s control) and shall give irrevocable telephonic notice to JPMorgan, confirmed in writing within one Currency Business Day, no later than 12:00 p.m. New York local time on the Merger Date, the Announcement Date (in the case of Nationalization, Insolvency or Delisting), the Early Termination Date or date of cancellation, as applicable; provided that if Counterparty does not validly request JPMorgan to satisfy its Payment Obligation by the Share Termination Alternative, JPMorgan shall have the right, in its sole discretion, to satisfy its Payment Obligation by the Share Termination Alternative, notwithstanding Counterparty’s election to the contrary. In calculating any amounts under Section 6(e) of the Agreement, notwithstanding anything to the contrary in the Agreement, (1) separate amounts shall be calculated as set forth in Section 6(e) with respect to (i) this Transaction and (ii) all other Transactions, and (2) such separate amounts shall be payable pursuant to Section 6(d)(ii) of the Agreement.

Share Termination Alternative:	Applicable and means that JPMorgan shall deliver to Counterparty the Share Termination Delivery Property on the date when the Payment Obligation would otherwise be due pursuant to Section 12.7 or 12.9 of the Equity Definitions or Section 6(d)(ii) and 6(e) of the Agreement, as applicable (the “Share Termination Payment Date”), in satisfaction of the Payment Obligation in the manner reasonably requested by Counterparty free of payment.

Share Termination Delivery Property:	A number of Share Termination Delivery Units, as calculated by the Calculation Agent, equal to the Payment Obligation divided by the Share Termination Unit Price. The Calculation Agent shall adjust the Share Termination Delivery Property by replacing any fractional portion of a security therein with an amount of cash equal to the value of such fractional security based on the values used to calculate the Share Termination Unit Price.

Share Termination Unit Price:	The value to JPMorgan of property contained in one Share Termination Delivery Unit on the date such Share Termination Delivery Units are to be delivered as Share Termination Delivery Property, as determined by the Calculation Agent in its discretion by commercially reasonable means and notified by the Calculation Agent to JPMorgan at the time of notification of the Payment Obligation.

Share Termination Delivery Unit:	One Share or, if a Merger Event has occurred and a corresponding adjustment to this Transaction has been made, a unit consisting of the number or amount of each type of property received by a holder of one Share (without consideration of any requirement to pay cash or other consideration in lieu of fractional amounts of any securities) in such Merger Event, as determined by the Calculation Agent.

Failure to Deliver:	Applicable

Other applicable provisions:	If this Transaction is to be Share Termination Settled, the provisions of Sections 9.9, 9.11, 9.12 and 10.5 (as modified above) of the Equity Definitions will be applicable, except that all references in such provisions to “Physically-Settled” shall be read as references to “Share Termination Settled” and all references to “Shares” shall be read as references to “Share Termination Delivery Units”. “Share Termination Settled” in relation to this Transaction means that Share Termination Settlement is applicable to this Transaction.

(n)	Governing Law. New York law (without reference to choice of law doctrine).

(o)	Waiver of Jury Trial. Each party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or proceeding relating to this Transaction. Each party (i) certifies that no representative, agent or attorney of either party has represented, expressly or otherwise, that such other party would not, in the event of such a suit, action or proceeding, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other party have been induced to enter into this Transaction, as applicable, by, among other things, the mutual waivers and certifications provided herein.

(p)	Registration. Counterparty hereby agrees that if, in the good faith reasonable judgment of JPMorgan, the Shares (“Hedge Shares”) acquired by JPMorgan for the purpose of hedging its obligations pursuant to this Transaction cannot be sold in the public market by JPMorgan without registration under the Securities Act, Counterparty shall, at its election, either (i) in order to allow JPMorgan to sell the Hedge Shares in a registered offering, make available to JPMorgan an effective registration statement under the Securities Act and enter into an agreement, in form and substance satisfactory to JPMorgan, substantially in the form of an underwriting agreement for a registered secondary offering; provided however, that if JPMorgan, in its sole reasonable discretion, is not satisfied with access to due diligence materials, the results of its due diligence investigation, or the procedures and documentation for the registered offering referred to above, then clause (ii) or clause (iii) of this Section shall apply at the election of Counterparty, (ii) in order to allow JPMorgan to sell the Hedge Shares in a private placement, enter into a private placement agreement substantially similar to private placement purchase agreements customary for private placements of equity securities, in form and substance satisfactory to JPMorgan (in which case, the Calculation Agent shall make any adjustments to the terms of this Transaction that are necessary, in its reasonable judgment, to compensate JPMorgan for any discount from the public market price of the Shares incurred on the sale of Hedge Shares in a private placement), or (iii) purchase the Hedge Shares from JPMorgan at the closing price on such Exchange Business Days, and in the amounts, requested by JPMorgan.

(q)	Tax Disclosure. Effective from the date of commencement of discussions concerning the Transaction, Counterparty and each of its employees, representatives, or other agents may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Transaction and all materials of any kind (including opinions or other tax analyses) that are provided to Counterparty relating to such tax treatment and tax structure.

(r)	Right to Extend. JPMorgan may delay any Settlement Date or any other date of delivery by JPMorgan, with respect to some or all of the Options hereunder, if JPMorgan reasonably determines, in its discretion, that such extension is reasonably necessary to enable JPMorgan to effect purchases of Shares in connection with its hedging activity hereunder in a manner that would be in compliance with applicable legal and regulatory requirements.

(s)	Status of Claims in Bankruptcy. JPMorgan acknowledges and agrees that this Confirmation is not intended to convey to JPMorgan rights with respect to the Transaction that are senior to the claims of common stockholders in any U.S. bankruptcy proceedings of Counterparty; provided that nothing herein shall limit or shall be deemed to limit JPMorgan’s right to pursue remedies in the event of a breach by Counterparty of its obligations and agreements with respect to the Transaction; provided, further, that nothing herein shall limit or shall be deemed to limit JPMorgan’s rights in respect of any transactions other than the Transaction.

(t)	Securities Contract; Swap Agreement. The parties hereto intend for: (a) the Transaction to be a “securities contract” and a “swap agreement” as defined in the Bankruptcy Code (Title 11 of the United States Code) (the “Bankruptcy Code”), and the parties hereto to be entitled to the protections afforded by, among other Sections, Sections 362(b)(6), 555 and 560 of the Bankruptcy Code; (b) a party’s right to liquidate the Transaction and to exercise any other remedies upon the occurrence of any Event of Default under the Agreement with respect to the other party to constitute a “contractual right” as described in the Bankruptcy Code; (c) any cash, securities or other property provided as performance assurance, credit support or collateral with respect to the Transaction to constitute “margin payments” and “transfers” under a “swap agreement” as defined in the Bankruptcy Code; and (d) all payments for, under or in connection with the Transaction, all payments for the Shares and the transfer of such Shares to constitute “settlement payments” and “transfers” under a “swap agreement” as defined in the Bankruptcy Code.

(u)	Additional Provisions. Counterparty covenants and agrees that, as promptly as practicable following the public announcement of any consolidation, merger and binding share exchange to which Counterparty is a party, or any sale of all or substantially all of Counterparty’s assets, in each case pursuant to which the Shares will be converted into cash, securities or other property, Counterparty shall notify JPMorgan in writing of the types and amounts of consideration that holders of Shares have elected to receive upon consummation of such transaction or event (the date of such notification, the “Consideration Notification Date”); provided that in no event shall the Consideration Notification Date be later than the date on which such transaction or event is consummated.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to EDG Confirmation Group, J.P. Morgan Securities Inc., 277 Park Avenue, 11th Floor, New York, NY 10172-3401, or by fax on 212 622 8519.

Very truly yours,

J.P. Morgan Securities Inc., as agent for JPMorgan Chase Bank, National Association

By:
Authorized Signatory
Name:

Accepted and confirmed

as of the Trade Date:

Macrovision Corporation

By:
Authorized Signatory
Name:

JPMorgan Chase Bank, National Association

Organised under the laws of the United States as a National Banking Association.

Main Office 1111 Polaris Parkway, Columbus, Ohio 43271

Registered as a branch in England & Wales branch No. BR000746. Registered

Branch Office 125 London Wall, London EC2Y 5AJ

Authorised and regulated by the Financial Services Authority